UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2023
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd., (NYSE: SFL) ("SFL" or the "Company"), dated March 14, 2023, announcing that the Company has adjusted the relevant conversion rate related to its outstanding convertible notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date:	March 16, 2023	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Adjustment of Conversion Rate on Convertible Notes

Press release from SFL Corporation Ltd., March 14th, 2023.

SFL Corporation Ltd. (NYSE: SFL) ("SFL" or the "Company") today announced that the Company has adjusted the relevant conversion rate related to its outstanding convertible notes as indicated below. The adjustment is done pursuant to the relevant indenture and supplement thereto, as a consequence of SFL’s declaration of a dividend of USD 0.24 per share, and the shares of the Company trading ex-dividend on the New York Stock Exchange as of today.

Senior Unsecured Convertible Notes
Issuer: SFL Corporation Ltd.
Issue amount: USD 164,000,000
Issue date: April 23, 2018
Maturity: May 1, 2023
Coupon: 4.875%
Conversion Rate, as adjusted: 85.0332* (March 14th, 2023)
ISIN: US 824689AG86

*Subject to consent by the trustee

March 14th, 2023

SFL Corporation Ltd.
Hamilton, Bermuda